Exhibit 99.1

Ambrx Biopharma Appoints Kate Hermans as Interim CEO, Replacing Feng Tian

- Katrin Rupalla, Ph.D., appointed Chair of Ambrx’s Board of Directors -

- Ambrx to conduct strategic pipeline review with focus on commercial opportunity and cash runway extension -

- Dr. Tian will continue to be available to Ambrx in an advisory capacity -

SAN DIEGO, Calif., August 16, 2022 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to create Engineered Precision Biologics (EPBs), today announced the appointment of Kate Hermans as interim Chief Executive Officer, replacing Feng Tian, Ph.D., effective immediately. Dr. Tian has agreed to remain available to the company in an advisory capacity. Ambrx’s Board of Directors has commenced a search for a permanent CEO. Concurrently, Katrin Rupalla, Ph.D., has been appointed Chair of Ambrx’s Board, replacing Dr. Tian.

Along with these personnel changes, Ambrx plans to conduct a strategic review of its development pipeline to maximize our commercial opportunities and further extend the cash runway. Ambrx remains confident in the clinical data of its drug candidates, in its platform technology, and in the ongoing promise of precision biologics. In the near-term, the company will also prioritize strengthening its third-party partnerships, including with its China partner NovoCodex.

Ms. Hermans’ appointment to the role of interim CEO follows her appointment to Ambrx’s Board earlier in 2022. Ms. Hermans brings more than two decades of commercial and operational experience in the healthcare industry to Ambrx. Previously, she has served in executive leadership roles at companies including Radius Health, Inc., Bristol Myers Squibb and Pfizer.

“Kate is a veteran healthcare executive who specializes in business transformation, global commercialization, and portfolio planning for healthcare companies, making her an excellent choice to guide Ambrx through this transition in leadership and strategic review of the company’s pipeline,” said Katrin Rupalla, Ph.D., Chair of Ambrx’s Board of Directors. “Ambrx’s Board is immensely appreciative of Dr. Tian’s contributions to the company over the last 17 years, including his leadership of the company’s research and development programs in his previous position as Chief Scientific Officer. We are thankful he has agreed to remain available in an advisory capacity and wish him every success in his future endeavors.”

Ms. Hermans commented: “I am delighted to have the opportunity to lead Ambrx at this time. I have high regard for Ambrx’s extended leadership team, as well as confidence in the company’s platform technology and clinical data. As interim CEO, I will ensure a smooth transition of leadership to the benefit of all of Ambrx’s stakeholders.”

Concurrent to Ms. Hermans appointment, Katrin Rupalla, Ph.D., was appointed Chair of the Board of Directors, replacing Dr. Tian. Dr. Rupalla has served on the Board since April 2021 and has more than 25 years of experience in the pharmaceutical industry at a global scale.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs), bispecifics, targeted immuno-oncology therapies, novel cytokines to modulate the immune system, and long-acting therapeutic peptides for metabolic and cardiovascular disease. Ambrx is advancing a robust portfolio of clinical and preclinical programs designed to optimize efficacy, safety and ease of use, in multiple therapeutic areas, including its lead product candidate ARX788. In addition, Ambrx has clinical collaborations with multiple partners, for drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans and Ms. Hermans’

anticipated contributions. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

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Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

media@ambrx.com

Source: Ambrx, Inc.